CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Euro Fixed Rate Senior Registered Notes Due 2017	$1,307,594,379	$149,850.32

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.3117 per Euro 1.00 as of September 17, 2012.

PROSPECTUS Dated November 21, 2011 PROSPECTUS SUPPLEMENT Dated November 21, 2011	Pricing Supplement No. 336 to Registration Statement No. 333-178081 Dated September 17, 2012 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Fixed Rate Senior Registered Notes Due 2017

 We, Morgan Stanley, may not redeem the Global Medium-Term Notes, Series G, Euro Fixed Rate Senior Registered Notes Due 2017 (the “notes”) prior to the maturity thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made to the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc. No assurance can be given that such applications will be granted.

This document constitutes the pricing supplement relating to the issuance of notes described herein.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities”, in each case subject to and as modified by the provisions described below.

Principal Amount:	€1,000,000,000	ISIN:	XS0832446230
Maturity Date:	September 21, 2017	Common Code:	083244623
Settlement Date		Form of Notes:	Global note registered in the name of a
(Original Issue Date):	September 21, 2012 (T+4)		nominee of a common safekeeper for
Interest Accrual Date:	September 21, 2012		Euroclear and Clearstream, Luxembourg;
Issue Price:	99.687%		issued under the New Safekeeping Structure
Specified Currency:	Euro (“€”)	Eurosystem Eligibility:	Intended to be Eurosystem eligible, which
Redemption Percentage			means that the notes are intended upon
at Maturity:	100%		issue to be deposited with an international
Interest Rate:	3.75% per annum (calculated on		central securities depository (“ICSD”) as
	an actual/actual (ICMA) day count		common safekeeper, and registered in the
	basis)		name of a nominee of an ICSD acting as
Interest Payment Period:	Annual		common safekeeper, and does not
Interest Payment Dates:	Each September 21, commencing		necessarily mean that the notes will be
	September 21, 2013		recognized as eligible collateral for
Business Days:	London, TARGET Settlement Day		Eurosystem monetary policy and intra-day
	and New York		credit operations by the Eurosystem either
Business Day Convention:	Following unadjusted		upon issue or at any or all times during
Tax Redemption and			their life. Such recognition will depend
Payment of Additional			upon the European Central Bank being
Amounts:	Yes		satisfied that Eurosystem eligibility criteria
Minimum Denominations:	€1,000		have been met.
		Other Provisions:	None

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MITSUBISHI UFJ SECURITIES

ABN AMRO	BANCA IMI	BANCO BILBAO VIZCAYA .
ARGENTARIA, S.A

COMMERZBANK	CRÉDIT AGRICOLE CORPORATE	ERSTE GROUP
AND INVESTMENT BANK

ING	LLOYDS BANK	SOCIÉTÉ GÉNÉRALE CORPORATE &
INVESTMENT BANKING

THE ROYAL BANK OF SCOTLAND

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended and the Treasury regulations thereunder.  Please see “United States Federal Taxation—Tax Consequences to U.S. Holders of Notes and Units in Registered Form—Notes—Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On September 17, 2012,  we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.337%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 99.687%, plus accrued interest, if any, less a combined management and underwriting commission of 0.35% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. International plc	€800,000,000
Mitsubishi UFJ Securities International plc	100,000,000
ABN AMRO Bank N.V.	10,000,000
Banca IMI S.p.A.	10,000,000
Banco Bilbao Vizcaya Argentaria, S.A.	10,000,000
Commerzbank Aktiengesellschaft	10,000,000
Crédit Agricole Corporate and Investment Bank	10,000,000
Erste Group Bank AG	10,000,000
ING Belgium SA/NV	10,000,000
Lloyds TSB Bank plc	10,000,000
Société Générale	10,000,000
The Royal Bank of Scotland plc	10,000,000
Total	€1,000,000,000

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities International plc (one of the managers), holds an approximately 22% interest in Morgan Stanley.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Mitsubishi UFJ Securities (USA), Inc.  Mitsubishi UFJ Securities (USA), Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  Mitsubishi UFJ Securities (USA), Inc. or any of the other affiliates of Mitsubishi UFJ Securities International plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.

ABN AMRO Bank N.V., Banca IMI S.p.A., Banco Bilbao Vizcaya Argentaria, S.A., Commerzbank Aktiengesellschaft, Crédit Agricole Corporate and Investment Bank, Erste Group Bank AG, ING Belgium SA/NV, Lloyds TSB Bank plc, Société Générale, and The Royal Bank of

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Scotland plc are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), effectuated by the common safekeeper for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes, the common safekeeper’s effectuation of the notes, and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.

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